October 11, 2010

Ajay Koduri
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-3010

Re:	Car Charging Group, Inc. Form 10-K for the fiscal year ended December 31, 2009 Filed April 15, 2010 Form 10-Q for the quarterly period ended June 30, 2010 Filed August 23, 2010 File No. 333-149784

Dear Mr. Koduri:

We represent Car Charging Group, Inc. (“Car Charging” or, the “Company,” “we,” “us,” or “our”).  By letter dated September 20, 2010 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Form 10-K for the fiscal year ended December 31, 2009 (the “10-K”) originally filed on April 15, 2010 and the Company’s Form 10-Q for the quarterly period ended June 30, 2010 originally filed on August 23, 2010. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

Form 10-K for the fiscal year ended December 31, 2009

Item 1. Description of Business, page 1

1.  We note your risk factor at the bottom of page 6 regarding your “plan to rely on a combination of copyright, trade secret, trademark laws and non-disclosure and other contractual provisions to protect your proprietary rights.”  Please supplement your disclosure to provide more information on your intellectual property.  Refer to Item 101(h)(4)(vii) of Regulation S-K.

Answer: We have removed the risk factor discussing intellectual property. At this time, we have no additional information on copyrights or other intellectual property to disclose.  We have not filed any request for trademark or copyrights to date. We continue to discuss the requirement for name protection (Car Charging) and the like with our attorneys.

2.  We note you have filed a Form 8-K on March 1, 2010 that discloses an electric vehicle charger agreement with The Plaza at Oceanside Pompano Beach and states the performance of this agreement depends on a permitting process.  We also refer to the interview between your CEO, Michael Farkas, and SmallCapVoice.com on August 24, 2010 where your CEO discussed how de-regulation of the electricity market in certain states such as California could affect your company.  Therefore, please also supplement your disclosure to discuss how government approval and regulations affect your business.  Refer to Items 101(h)(4)(viii) and (ix) of Regulation S-K.

Answer: Our Form 8-K filed on March 1, 2010 refers to Oceanside.  The permitting and installation of Oceanside (The Plaza at Oceanside Pompano Beach) was completed on June 21, 2010.  The EV charging unit installed there is now operational.

On August 24, 2010, our CEO was interviewed on SmallCapVoice.com. During that interview he explained that various States could enact de-regulations that would permit our company to bill for our services based upon kilowatt hours used rather than a more complex allowable fee schedule.

Such change would have a positive effect on our company because it would allow a uniform billing basis (this basis is currently permitted in several States, including California).  In addition, based upon the CEO’s inquiry and observations, China, now as the world’s largest car market, is encouraging EV and charging systems installation in support of its growing electric car manufacturing industry.

Currently, there are no government regulations or approvals needed for our business.

Current Issues and Future Management Expectations, page 19

3.  Please explain how you intend to resolve your obligations under Items 407(d)(4) and (5) of Regulation S-K.

Answer: The Company plans to form an independent audit committee and has begun a search for suitable candidates.  The Company has not found suitable candidates as of the date of this filing.

Code of Ethics, page 19

4.   Please refer to Item 406(a) of Regulation S-K and explain why you have not adopted a code of ethics.

Answer: The Company has adopted a code of ethics it is attached to the amended 10-K as exhibit 14.1.

Item 12. Security Ownership of Certain Beneficial Owners and Management, page 21

5.  Please disclose the address of beneficial owners.

Answer: The address of the beneficial owners has been added to the beneficial owners table.

Certain Relationships and Related Transactions, page 22

6.  We note that you have two potentially inconsistent disclosures under this heading.  Please provide the correct disclosure.

Answer: We have removed the inconsistent disclosure from this section.

Form 10-Q filed on August 23, 2010

Item 1. Financial Statements

Notes to Consolidated Financial Statements, page F-5

Note 6. Stockholders’ Deficit, page F-15

7.  According to information provided on the company’s website, the market value of the company’s shares on February 19, 2010 was $1.05.  Please revise your financial statements to record share based payments at fair value or advise us.

Answer: In note 6 of our 10Q filed 8-23-2010, we reported that 425,000 of our restricted shares were issued in exchange for $42,500.00 in services ($0.10 per share).  On the date of issuance, February 19, 2010, the price of our publicly traded shares was $1.05

Accordingly, the following were reconsidered in connection with your comments:

1)           The publicly traded share-price was established based upon a trading volume of 500 shares. In fact, our shares historically were thinly traded, typically ranging in volume from zero to a few thousand shares (see the GOOGLE HISTORY CHART attached), at  prices of $.59 to $1.07.

2)           The Company raised approximately $1,000,0000 in capital during December, 2009, by selling restricted shares at $0.30 per share.

In view of the foregoing, we have amended our June 30, 2010 10Q to use a value of $0.30 per share, which is the value used to sell shares to sophisticated investors in December, 2009.  We feel that this is more representative of the fair value of the common stock on the date of issuance.

In note 6 of our 10Q filed 8-23-2010, we also reported that 4,600,000 shares were issued to founders at par ($0.001 per share). This obligation arose from oral agreements between the recipients and other founders during and prior to incorporation in October, 2009.  (We became a public entity via REVERSE MERGER, during December, 2009.)  The promised shares were formerly issued on February 19, 2010.

Before formation, the recipients were asked to provide their expertise about formation of new ventures, related industry knowledge and general business research in exchange for these promised shares.  No specific value was anticipated at the time the agreement was reached but the method that was used to establish the quantity of shares was agreed upon.

Item 2. Management’s Discussion and Analysis, page 1

8.  In his interview with SmallCapVoice.com on August 14, 2010, Michael Farkas discussed how China’s push to develop electric vehicles and the impending release of electric vehicles in the 2011 and 2012 model year could impact your industry and company.  Please discuss these and any other important, trends.

Answer: Our CEO has observed that China, now as the world’s largest auto market, is encouraging the development of an EV charging systems to support its electric vehicles.  In turn, this will encourage manufacturers worldwide to build electric vehicles and should have a positive impact on our markets by increasing the demand for our services.

9.  We note that your charging stations are supplied by Coulomb Technologies.  Please discuss the material terms of your agreement with this company and file this agreement as an exhibit.

Answer: We have noted that our main source of EV charging units, at this time, is Coulomb Technologies (Coulomb). The terms of our purchasing agreement with Coulomb are considered proprietary we are currently considering submitting a confidential treatment request under separate cover.

10.  We note you have entered into agreements to install charging devices at three locations.  For instance, we note you have entered into an agreement with Airport Parking, LLC d/b/a Park Bark and Fly.  Please disclose the locations and discuss the material elements of these agreements and file these agreements as exhibits.

Answer: The terms of our purchasing agreement with Airport Parking, LLC d/b/a Park Bark and Fly are considered proprietary we are currently considering submitting a confidential treatment request under separate cover.

11.  We note you have initiated the development of distribution capabilities in Europe. Please elaborate on your initiatives and describe their status.

Answer: We have formed a European subsidiary and are searching for an office location.  We have also held discussions with a European sales organization to discuss distribution and possible merger or investment opportunities; however, we have reached no definitive agreements.

Liquidity and Capital Resources, page 2

12.  We note your auditor doubts your ability to continue as a going concern.  Please discuss these doubts, and the effect that it may have on your ability to raise much needed capital.

Answer: We have revised our Liquidity and Capital Resources section to include our auditor notes that we use cash at the rate of $60,000 to $100,000 per month.  This suggests that our cash on hand of $35,000 at June 30, 2010, would be inadequate to allow continuing operations.

Accordingly, we added a significant event note (7) to indicate that we were in process of raising additional capital.  During July and August 2010, the Company raised $1,213,500.

13.  Please state that you have no external credit facilities from an unrelated party.

Answer: We have added the requested disclosure to our amended Form 10-Q

14.  Please state the costs of being a public reporting company and how you intend to pay for these costs.

Answer: Costs related to being a public reporting company are incorporated in our anticipated monthly costs referred to in question 12 above and will be paid by funds raised by the Company as noted in question 12 above..

15.  You believe that “additional funding will be necessary…to continue as a going concern” and “additional capital or debt must be incurred to develop the Company’s business.”  Please disclose how much you will need to operate for the next twelve months and from where you will obtain these funds.

Answer: As indicated in question 12 above, we have already raised funds required to maintain operations for approximately 12 months.  Regardless, we must also raise funds or receive a credit facility to finance the purchase and installation of the electric vehicle (EV) charging stations that we have and are in process of contracting.  To date we have held discussions with various entities that are capable and interested in establishing such facility on a debt and equity basis.  Such negotiations are confidential and have not been finalized.

Exhibits

16.  As discussed in the comments above, we note you have filed Form 8-Ks regarding material agreements such as the Form 8-Ks filed on April 30, 2010 and July 2, 2010.  Also, Note 9 to your Form 10-K filed on April 15, 2010 discloses an office lease, a consulting agreement, and public relations agreements.  However, you have not filed these agreements.  Please file all of your material agreements with your next quarterly report.

Answer: We are currently considering submitting confidential treatment for the requested exhibits upon final determination we will file the exhibits.

The Company acknowledges that:

The company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Very truly yours,

ANSLOW & JACLIN LLP

By: /s/ Gregg E. Jaclin
       GREGG E. JACLIN

Car Charging Group, Inc.: OTC:CCGI historical prices - Google Finance 9/22/10 12:04 PM

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Car Charging Group, Inc. historical prices Watch this stock

Show: **Daily** | Weekly   Sep 23, 2009 - Sep 22, 2010 [Update]

Date	Open	High	Low	Close	Volume
Jan 12, 2010	1.00	1.00	1.00	1.00	0
Jan 11, 2010	1.00	1.00	1.00	1.00	1,600
Jan 8, 2010	0.90	0.90	0.90	0.90	0
Jan 7, 2010	0.90	0.90	0.90	0.90	0
Jan 6, 2010	0.90	0.90	0.90	0.90	0
Jan 5, 2010	0.90	0.90	0.90	0.90	0
Jan 4, 2010	0.90	0.90	0.90	0.90	0
Jan 1, 2010	0.90	0.90	0.90	0.90	0
Dec 31, 2009	0.90	0.90	0.90	0.90	2,000
Dec 30, 2009	0.85	0.85	0.85	0.85	2,000
Dec 29, 2009	0.59	0.85	0.59	0.78	7,600
Dec 28, 2009	0.60	0.60	0.59	0.59	18,000

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1.00
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0.33
Dec 28, 2009
Sep 21, 2010

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